ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update- Routine announcements from
6 February to 9 March 2009

DATE	DETAILS
4 March 2009	Director interests- Maria Richters’ spouse purchases NGplc Debt Instruments

2 March 2009	Voting Rights and Capital (Monthly update and further Transfer out of Treasury)

27 February 2009	Directors’ Other Appointment (Noting Nick Winser appointed NED of Kier Group plc)

12 and 16 February 2009	Voting Rights and Capital (Transfers of shares out of Treasury)

12 February 2009	Blocklisting six-monthly return

12 February 2009	Publication of Final Terms-issue of EUR78 million 6.5per cent instruments due April 2014

10 February 2009	Directors Interests-Share Incentive Plan-monthly update